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                                                                  Exhibit (a)(5)


                                     FORM OF
                        PROMISE TO GRANT STOCK OPTION(S)
                        --------------------------------

TO:  _________________________

     In exchange for your agreement to cancel certain stock options ("the Old Option(s)") you received from Pinnacle Systems, Inc. ("Pinnacle"), Pinnacle hereby promises to grant you a stock option or options, as applicable, covering [_________] shares of Pinnacle's common stock on or about June 19, 2002 (the "New Option(s)"), which is the same number of shares subject to the Old Options which you tendered for exchange and which were cancelled on December 18, 2001 (the "Cancellation Date"). The exercise price of each New Option will be the closing price of Pinnacle's common stock as listed on the Nasdaq National Market on June 19, 2002, except as otherwise set forth in the Exchange Offer Documents (as defined below).

     The vesting start date for each New Option will be the date that the New Options are granted. Each New Option will, subject to your continued employment with Pinnacle on the date the New Options are granted, vest as follows:


     . 1/3 of the shares subject to the New Option will vest immediately on the date that the New Option is granted; and


     . the remainder of the shares subject to the New Option will vest monthly over the twenty-four (24) months following the date that the New Options are granted (at least six (6) months and one (1) day from the Cancellation Date.)

You will not receive any vesting credit for any time prior to the date that the New Options are granted, even if the Old Options that you tender for exchange are vested, in whole or in part, on the Cancellation Date or would have vested, in whole or in part, during the six (6) month and one (1) day period following the Cancellation Date. As a result, you will not be able to purchase common stock pursuant to your New Options as early as you would have been able to purchase common stock under your Old Options, had you not tendered your Old Options for exchange. For example:

     . An employee cancels an option to purchase 3,600 shares that is 1/2 vested at the time of cancellation.

     . The New Option grant occurs six (6) months and one (1) day after the cancellation.

     . The New Option will be 1/3/rd/ vested at the time of grant, so the employee is vested as to 1,200 of the shares subject to the New Option (which is 1/3/rd/ of 3,600).

     . The New Option will vest as to an additional 100 shares (which is 1/24/th/ of the 2,400 remaining shares) subject to the New Option for each of the following 24 months, at which time the New Option will be 100% vested.

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     Each New Option will otherwise be subject to the standard terms and conditions under Pinnacle's 1996 Stock Option Plan or 1996 Supplemental Stock Option Plan, as applicable, and the related form of stock option agreement.

     Prior to the grant of New Options on or about June 19, 2002, it is possible that Pinnacle might effect or enter into a merger or other similar transaction whereby another company would acquire Pinnacle. This promise to grant stock options (this "Promise") is evidence of a binding commitment that Pinnacle's successors must honor and, accordingly, in the event of any such merger transaction, the acquiror would be obligated to grant you a stock option on or about June 19, 2002. Such a stock option could be for the purchase of the acquiror's stock (as opposed to Pinnacle's), with an exercise price equal to the fair market value of such acquiror's stock on the New Option grant date, and would be unaffected by the acquiror's treatment of Pinnacle's existing stock option plans.

     In order to receive the New Option(s), you must continue to be employed by Pinnacle (or one of its subsidiaries), or a successor of Pinnacle, as of June 19, 2002. This Promise to Grant Stock Option(s) does not constitute a guarantee of employment with Pinnacle for any period. Your employment with Pinnacle will remain "at-will" and can be terminated by you or Pinnacle at any time, with or without cause or notice. If your employment with Pinnacle terminates before June 19, 2002, for any reason, you will lose all rights pursuant to this Promise to receive New Options.

     This Promise is subject to the terms and conditions of the offer to exchange options as set forth in: (i) the Offer to Exchange Certain Outstanding Options for New Options; (ii) the memorandum from Mark L. Sanders dated November 16, 2001; (iii) the Election Form previously completed and submitted by you to Pinnacle; and (iv) the Notice to Withdraw from the Offer (the "Exchange Offer Documents"), all of which are incorporated herein by reference. The Exchange Offer Documents described herein reflect the entire agreement between you and Pinnacle with respect to this transaction. This Promise to Grant Stock Option(s) may only be amended by means of a writing signed by you and a duly authorized officer of Pinnacle.

PINNACLE SYSTEMS, INC.

By:                                         Date: December   , 2001
   _________________________________